# Mark Duggan – Bio

"Former Nike Executive and sports industry leader"

Mark Duggan is 35 year veteran of the sporting goods, footwear, and apparel industry. Currently, Mark consults and advises businesses pursuing innovative product, marketing and commercial opportunities in sports industry. He conducts research and analyzes sports industry trends, financial performance and consumer demographics. Mark has worked closely with specialty sports retail, major brands and start up businesses.

Mark retired from Nike, in July 2009, after spending 28 years with the company, during which time he held senior executive leadership positions at Nike, Nike Americas, Global Sales, US Sales, Global Equipment and Regional Management. Over this period, Nike grew its global business from $200 million to over $18 billion and established Nike as one of top 10 most recognized brands globally. Mr. Duggan served as the President of Nike subsidiary, Umbro Americas, leading post-acquisition integration. Prior to that, he served as the CEO and President of Nike Bauer Hockey, from 2006 - 2008, leading the company to profitable growth and #1 in market share. Mr. Duggan twice received Nike's prestigious "Just Do It" award for outstanding employee contribution and innovative achievement.

During his Nike tenure, Mark played key leadership roles in strategic planning, marketplace management, global brand development, emerging market expansion and building the next generation of Nike leaders.

Mark serves on Board of Directors for the New Hampshire Special Olympics, New England Council of Special Olympics and contributes to Board Chair Resource Center for Special Olympics North America.  Mark serves on Board of Trustees at Austin Preparatory School in Reading Massachusetts. He is member of New England Innovation Center and serves on its advisory board. Mark chairs Advisory Board of UMass Boston Sports Leadership and Management degree program. Mark serves on Seacoast United Sports organization executive council. In addition, he works with University of Oregon prestigious Sports Product Management Graduate program as advisor.

Mark has Bachelor and Master Degrees from Boston State College/UMass Boston. He has participated and completed Executive Business management programs at Harvard Graduate School of Business, Stanford University and University of Chicago.

He is former competitive runner enjoying cycling, golf and soccer following all global sports as student, fan and cultural participant. Mark is a four-time NCAA All American in Track and Cross Country, member of Boston Athletic Association and 2012 inductee to UMass Boston Hall of Fame.

 Mr. Duggan is the President of Msduggan Llc, since January 2010.